Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FuelGems, Inc.
301 Congress Ave #2200
Austin, TX 78701
https://www.fuelgems.com/

Up to $3,604,524.30 in Common Stock at $2.34
Minimum Target Amount: $9,998.82

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: FuelGems, Inc.
Address: 301 Congress Ave #2200, Austin, TX 78701
State of Incorporation: DE
Date Incorporated: March 14, 2019

Terms:

Equity

Offering Minimum: $9,998.82 | 4,273 shares of Common Stock
Offering Maximum: $3,604,524.30 | 1,540,395 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.34
Minimum Investment Amount (per investor): $248.04

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based</u>

Friends and Family - First 72 hours | 20% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount-Based

$500+

5% discount on additive once available on B2C market)

$1,000+

10% bonus shares + 10% discount on additive once available on B2C market)

$5,000+

15% bonus shares + 15% discount on additive once available on B2C market)

$10,000+

20% discount on additive once available on B2C market + 20% bonus shares)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

FuelGems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.34 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $234. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

During the live offering, investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

FuelGems, Inc. ("FuelGems" or the "Company") has developed a revolutionary fuel additive that uses proprietary produced and modified nanoparticles to transform the operation of diesel and gasoline-powered engines. With the FuelGems additive, carbon emissions drop by 9%, poisonous carbon monoxide emissions by 15%, and the release of unburnt hydrocarbons and other dangerous particulate matter and emissions fall by up to 50%. The lubricity of the engine and its components is increased and fuel efficiency also rises by up to 9%.

FuelGems' additive is cost-effective and requires only a microdose of 1-5 grams for 260 gallons of fuel. The Company forecasts approximately $420 million in revenue by year 6 of full-scale operations, with projected expenses of $249 million (40% EBITDA margin). These projections are based on the Company's belief that it can reach 10 gas station operators (500 gas stations per operator) and 10 refineries by 2026.

Competitors and Industry

Industry

FuelGems, Inc. operates in the fuel additives market. FuelGems' additive is intended to make gasoline and diesel burn cleaner while conserving fuel.

The dominant additive to facilitate gasoline to burn cleaner is ethanol, while the dominant additive for diesel is diesel exhaust fluid. The global fuel ethanol market was valued at $77.74 billion in 2018 and is forecasted to reach $122 billion by 2026 (Source: Reports and Data). The diesel exhaust fluid market was valued at $12 billion in 2017 and is projected to reach $20 billion by 2023 (Source: Prescient & Strategic Intelligence Private). Other fuel additives, including lubricity improvers, detergents octane, and cetane improvers, accounted for another $7 billion in 2018 (Source: Reports and Data).

Competitors

Based on FuelGems mechanism of action, its closest competitors are ethanol and octane improvers, cetane improvers (2-Ethylhexyl nitrate), lubricity improvers, corrosion inhibitors/antioxidants, and we believe, detergents as well. In the nanoparticle segment, cerium oxide is a competitor. However, cerium oxide is a toxic metal, while FuelGems' active material is carbon-based and carbon is not a toxic material. When compared to other fuel additives, which handle a narrow area of treatment of either gasoline or diesel, FuelGems handles multiple treatment areas for both gasoline and diesel. Given the wide breadth of FuelGems action, the company's key competitors are companies that carry a wide spectrum portfolio of fuel additives. These companies are Afton Chemicals and The Lubrizol Corporation, and to a lesser degree, Innospec Inc., BASF and Chevron Oronote.

FuelGems is a groundbreaking technology because when compared to ethanol or cetane improvers FuelGems' active material is used in concentrations of 100,000x to

500x less, which allows FuelGems to be less chemical-heavy and to have a strong pricing advantage.

Current Stage and Roadmap

<u>Current Stage</u>

FuelGems is currently at a pilot and pre-pilot stage with some of the world's largest corporations. We believe, based on our experience in business, demand from such large corporations signals this product is red hot. If the companies in the pilot stage convert to clients, at full capacity, have the potential to deliver about $70 million in annual revenue to FuelGems. We launched our initial production facility in Q1 2021 and will be supplying our fuel additive to complete pilots. We expect to engage and complete several pilots in the next six months.

<u>Future Roadmap</u>

Our immediate goal is to provide our additive to the largest and most lucrative segments. In order to facilitate development, we will focus on licensing and forming Joint Ventures. We estimate that one refinery alone would result in approximately $30 million in annual revenue. There are 220 refineries in the USA and Europe. We estimate that a gas station operator with 500 stations would result in approximately $12 million in annual revenue. There are 220,000 gas stations in USA and Europe.

The Team

Officers and Directors

Name: Kirill Gichunts

Kirill Gichunts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Co-Founder
  Dates of Service: March 14, 2019 - Present
  Responsibilities: Run the operations of the company. Kirill Gichunts does not take a salary and owns 61.77% of FuelGems stock vested over 4 year period since company incorporation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $3,500,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that the product may never be used to engage in transactions. It is possible that the failure is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine

instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
FuelGems was formed on 03/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. FuelGems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that fuel additive is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will

ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right

positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Operating Risk
Our prospects must be considered in light of the risks that any new company encounters. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Investment Risk
There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor prior to making any investment decision.

Forecast Risks
The financial projections included in this Form C and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C. The financial projections have not been prepared based upon certified public accounting standards

and have not been reviewed by an independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

Forecast Risk
FuelGems's current business model is built on a product that has demonstrated performance with variance in results in real life and in research institution/university testing and the leadership has assembled a quality team to grow the company. However, it is possible that the company will not be able to successfully implement future components of the business model, manufacturing using its own equipment to produce the nanoparticles or having the nanoparticles deliver the stated results. If FuelGems is unable to deliver these items, or the market does not respond positively to them, some or all of the usefulness of FuelGems product may be at risk, despite any corrective actions FuelGems may take.

Finance Risk
The Company may never receive a future equity financing that results in the conversion of the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities until they automatically convert to Common Stock. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Team
FuelGems's future success depends on the efforts of a small management and technical team. The loss of services of the members of the management and/or technical team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Interest Risk
A potential lack of use or public interest in the FuelGems product and change in the legal and regulatory environment in fuel and fuel additives could negatively impact FuelGems's business operations and revenue streams.

Features Risk
Although FuelGems intends for the FueGems product to have the features,

specifications, uses and applications, FueGems may make changes to such features, specifications, uses and applications for any number of reasons.

Operations Risk
FuelGems may rely on third parties to develop and build out components of the product or its manufacture. FuelGems may be unable to retain third parties with the requisite expertise, and those it does retain may not adequately perform their obligations under an agreement with FuelGems.

Growth Risk
FuelGems's success depends on its continued innovation and increase in the output of the product to provide products that are useful for users. If FuelGems is unable to continue offering high-quality, products, it may be unable to attract additional users or retain current users, which could harm FuelGems's business, results of operations and financial condition. In addition, FuelGems's success depends on its ability to continue to attract users to its product.

Competition Risk
FuelGems's existing and potential competitors include, but are not limited to, companies that operate, or could develop nanotechnology based fuel additives. These companies could devote greater technical and other resources than FuelGems has available, have a more accelerated timeframe for deployment and leverage their existing customer bases/distribution network and proprietary technologies to provide products that users might view as superior to FuelGems's offerings. Any of FuelGems's future or existing competitors may introduce different solutions that attract users or provide solutions similar to FuelGems's but with better branding or marketing resources. If FuelGems is not able to continue to attract users of it product, FuelGems's business, results of operations and financial condition would be harmed.

Financial Risk
If FuelGems runs out of cash and not able to successfully monetize the technology and/or raise additional capital, it may need to liquidate the business.

Economic Risk
A prolonged downturn in one or more of the economies in the countries where Fuelgems operates and intends to operate, including the potential long term effects of the coronavirus pandemic,would result in reduced demand and will affect the ability of FuelGems product to generate significant revenue.

Forecast Risk
Forward looking statements and projections are subject to a number of assumptions, risks and uncertainties which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements and projections. These and other factors could adversely affect the outcome and financial effects of the plans and events of FuelGems and may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. No statement is intended to be nor may be construed as a profit forecast. Prospective investors are

cautioned not to invest based on these forward-looking statements and projections.

Investment Risk
An investment in FuelGems is speculative and may involve substantial investment and other risks. Such risks may include, without limitation, risk of adverse or unanticipated market developments, risk of market competition, risk with respect to the execution of FuelGems's business objectives, and risk of illiquidity. The performance results of an investment in FuelGems stock can be volatile. No representation is made that the FuelGems will achieve certain performance goals or that any investment in FuelGems will make any profit or will not sustain losses. Past performance is no indication of future results. There may be no secondary market for the FuelGems stock and it may be subject to substantial transfer restrictions.

Other Risks
FuelGems develops new and novel and experimental technology. In addition to the risks outlined, there are other risks associated with FuelGems, including those that FuelGems cannot anticipate.

Perks Risks
The Company currently, in an effort to attract investors, offers certain benefits (rewards/perks), free of charge. For example, future users of FuelGems product are given discounts. At some point, however, FuelGems may abandon the discounts and benefits that have been or are being provided would no longer be benefits.

Strategy Risk
The Company may change its financial monetization strategy in the future that can drastically impact financial projections. For example, the Company may elect for a longer period to offer free products in order to attract more customers/users. Such decisions may impact the financial plan and projections that were stated earlier by the management.

Investor Risk
Investors will not have the right to vote on any matters coming before the members of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Trading Risk
The securities that you are acquiring are not freely tradeable until one year from the initial purchase date. Although the securities be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney.

Investment Risk
There is no assurance that you will realize a return on you investment or that you will not lose your entire investment. For this reason, you should read this Form C and all Exhibits carefully and should consult with your own attorney and business advisor

prior to making any investment decision.

Extension Risk
The Company has the right to extend the Offering deadline. This means that your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kirill Gichunts	3,550,000	Common Stock	55.38%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,540,395 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,410,582 outstanding.

Voting Rights

1 vote per share. Please see Other Material Rights for further details on voting rights associated with these securities.

Material Rights

The total amount outstanding includes 10,000 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 275,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividends. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Stock Transfer Agreements. The Company shall have the power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by law.

Transfers. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

Stockholder's right to transfer. Stockholders may sell or otherwise transfer their Shares provided that any such sale or other transfer is affected in accordance with all applicable securities laws. In case of transfer, the stockholder shall deliver to the corporation a written notice (the "Notice") stating: (1) the stockholder's bona fide intention to sell or otherwise transfer such shares; (2) the name of each proposed transferee ("Proposed Transferee"); (3) the number of Shares to be transferred to each Proposed Transferee; and (4) the terms and conditions of each proposed sale or transfer.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50,000.00
  Number of Securities Sold: 5,250,000
  Use of proceeds: General Operations
  Date: March 14, 2019
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $35,000.00
  Use of proceeds: General operations
  Date: October 02, 2020
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $40,200.00
  Use of proceeds: General operations
  Date: January 01, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $803,490.00
  Use of proceeds: General operations
  Date: November 20, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $973,452.78
  Number of Securities Sold: 521,790
  Use of proceeds: General Operations
  Date: April 30, 2022
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue. For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenue of $0. FuelGems, Inc. is currently in the pilot phase of its product.

Cost of sales

Cost of Sales For the period ended December 31, 2021 was $0 compared to the year ended December 31, 2020, when the Company had cost of sales of $0. FuelGems, Inc. is currently in the pilot phase of its product and no funds have yet been spent on sales.

Gross margins

Gross profit increased from $-125,273 in 2020 to $-547,459 in 2021. This was the direct result of increasing our operating expenses by over $400,000 with a specific focus on ramping up our pilot phase.

Expenses

Expenses. The Company's operating expenses totaled $544,380 for the fiscal year ended December 31, 2021, compared to $124,186 for the fiscal year ended December 31, 2020. General and administrative expenses increased from $99,786 in 2020 to $380,321 in 2021. Advertising and marketing costs increased from $24,400 in 2020 to $164,509 in 2021. The key expenses were contractor salaries and marketing expenses.

Historical results and cash flows:

The Company is currently in the initial production stage and is pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are expanding production capacity, which will allow to run pilot testing with prospective clients, convert those to contracts, and grow revenue thereafter. Past cash was primarily generated through seed funding. Our goal is to expand the output of our fuel additive, secure further intellectual property, expand sales and marketing efforts, generate, and grow revenue.

The funds raised were put in place to set up and expand the production capacity. FuelGems will execute the current pilots and grow the pipeline in order to generate clients. We believe that once we generate initial clients, cash flows will expand at a strong rate given there is strong demand for the product, and that the market is large. After initial revenue streams, we believe that the company will shift its strategy to maximize growth and expand cash flows. In order to accelerate growth FuelGems will seek to license the technology and/or create joint ventures.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To-date, the company has been financed with $50,000 in equity and $878,690 in SAFEs and sale of common stock during Start Engine raise.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

To-date, the company has been financed with $50,000 in equity and $878,690 in SAFEs and sale of common stock during Start Engine raise. The funds we intend to raise on Start Engine are very important to sustain the company's expansion, to ensure the protection of the IP and to allow the company to support initial clients and/or license its technology.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

If the total is raised, the Reg CF raise will make up about 60% of the total funds the company has. The funds are highly important to prosperous viability of FuelGems. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

FuelGems, Inc.'s cash on hand is $362,635, as of December 31, 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month. Going forward FuelGems anticipates operational expenses to average $25,000/month and based on this estimate FuelGems anticipates to operate the company for 12 to 18 months.

How long will you be able to operate the company if you raise your maximum funding goal?

FuelGems raised funding to support critical operational and financial activities.

FuelGems has demand for the product from over 200 B2C and B2B prospective clients. We plan to complete pilots and generate purchase orders and contracts and subsequently work to turn those into revenue. In addition to working to generate revenue FuelGems will focus to license its technology and/or form Join Ventures to help the company grow at a faster rate.

FuelGems runway from the funds raised is about 12-18 months. If FuelGems raises additional funding it will work to increase the number of patents and manufacturing capacity.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will likely require additional financing in excess of the proceeds from the Reg CF offering in order to perform operations over the lifetime of the Company. Since raising funding requires 8-12 months, we plan to raise capital in 2022. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Kirill Gichunts
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Before and after the inception of the company Kirill Gichunts used his own debit card to pay for FuelGems recurring operational items such e-mail hosting, website hosting, cloud storage, and certain sales and marketing tools. The total sum of these transactions for 2021 is $25k. Given these are all operational items for FuelGems, they were classified as Due to Owner/Debt line item allowing easy payback.
  Material Terms: Before and after the inception of the company Kirill Gichunts used his own debit card to pay for FuelGems recurring operational items such e-mail hosting, website hosting, cloud storage, and certain sales and marketing tools. The total sum of these transactions for 2021 is $25k. Given these are all operational items for FuelGems, they were classified as Due to Owner/Debt line item allowing easy payback. The items are interest rate free.

Valuation

Pre-Money Valuation: $15,000,761.88

Valuation Details:

FuelGems' total outstanding shares, calculated on a fully-diluted basis and assuming all options, warrants, and shares held in reserve by the Company are issued totals 6,410,582 shares of Common Stock. This amount multiplied by its share price of $2.34 produces a pre-money valuation of $15,000,761.88.

The Company's valuation is further supported based on:

1. The capital needed for development.

2. Comparable company financing in the nanotechnology space.

3. Total addressable market and growth potential.

From the financial perspective, there are two components to a business: financing and operational. Every type of business has certain requirements/parameters at every stage in these categories. A donut company needs frying pans and fridges, while an internet company needs programmers, computers, and servers.

A nanotechnology company works on an atomic level and deals with the chemistry and requires a properly equipped facility to handle chemicals and fumes. The improperly equipped facility could result in poisoning/explosion and loss of life. The facility also needs proper licenses to allow working with chemicals. Such facilities are priced up to $62k. (Source: LabCentral)

Given nanotechnology works on an atomic level, there is a need to run quality checks on materials produced using custom chemical tests and using Atomic Force Microscopy, Raman Spectroscopy, High-Resolution Transmission Electron Microscope, and others on a weekly basis and bi-weekly basis. For instance, working on an outsourced High-Resolution Transmission Electron Microscope range from around $200-$360 per hour (Source: Conn Center For Renewable Energy). High-Resolution Transmission Electron Microscope runs about $1-$2 million dollars to purchase. FuelGems additive needs to be tested for quality in engine cells for quality testing. An engine cell test could run $5k. Thorough engine cell tests cost up to $50k. For larger-scale manufacturing tools such as Atomic Force Microscopy, Raman Spectroscope should be in-house and cost $30 to $500k per piece.

In addition, there is a need for scientists, engineers, and electrical engineers to handle the scientific areas above and to operate the reactors. These items require a sizable investment.

In addition, the technologies with intricate IP require 10-15 patents. FuelGems is looking to secure further patents, receive EPA registration, carry out testing on marine and railroad engines, and consider retaining an engineering firm to design areas for a large-scale facility. These items could require $1 to $1.5 million in investment.

2. The items above its important to look at comparable technologies and funding rounds and valuations for them to bring their product to market.

Sila Nanotech raised $70 million just to develop their next-generation battery material (Source: Venture Beat). They did not have a commercial product at this round of funding, which carried a valuation, likely above $200 million. FuelGems already has a commercial-ready product.

NanoTech Industrial Solutions raised a VC round, and then they raised a $15 million round (Source: CrunchBase). Their valuation at the $15 million round was likely about $35 million. It appears Industrial NIS had a commercial product after the Series A round. We believe that FuelGems is further ahead in development than Industrial NIS.

3. TAM and Growth potential. FuelGems' total addressable market is very big because we operate in the $3.5 trillion fuel market. We have pilots with multi-billion dollar potential clients, which could land contracts $1 million+ in size. Our current production capacity is at $200k-$400k worth per year. Once we land such contracts, we would need to launch a larger facility, which would require a sizable investment of at least $10-$20 million with a valuation of $30 million to $60 million. Given that we are raising at a valuation of $15 million, not only do we believe that we are in our target valuation but the $15 million valuation is an excellent low-end valuation (compared to the market) for investors.

Over one year ago our venture capital investor gave FuelGems a valuation between $12 and $20 million. We made serious progress and believe this progress should drive our valuation higher. Based on the above analysis, we feel that the pre-money valuation of $15,000,761.88 is both reasonable and accurate.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding warrants are exercised, and any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.82 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  94.5%
  FuelGems will use the funds to produce the nanoparticles and to produce the fuel additive.

If we raise the over allotment amount of $3,604,524.30, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Marketing and customer development, which includes sales, marketing, and PR payroll and related costs.

- *Company Employment*
  35.0%
  Payroll and related expenses for general, technical, scientific management, and production of the FuelGems fuel additive.

- *Working Capital*
  5.0%
  Raw materials, equipment and packaging that goes into production of the fuel additive.

- *Operations*
  34.5%
  Production facility, which includes hardware and hardware improvement, equipment, laboratory rent, imaging, testing, R&D, and patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fuelgems.com/ (fuelgems.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fuelgems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR FuelGems, Inc.

[See attached]

FUELGEMS, INC.

(a Delaware corporation)

Financial Statements and Independent Auditor's Report

For the calendar years ended December 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

July 26, 2022

To: Board of Directors, FUELGEMS, INC.

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying financial statements of FUELGEMS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar years thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar years 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 26, 2022

FUELGEMS, INC.
BALANCE SHEETS
As of December 31, 2021 and 2020
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 362,635	$ 607,126
Total Current Assets	362,635	607,126
Property and equipment, net	52,237	453
Intangible assets, net	18,266	19,133
TOTAL ASSETS	**$ 433,138**	**$ 626,712**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Notes payable, related party	$ 24,030	$ 35,384
Total Current Liabilities	24,030	35,384
Non-Current Liabilities		
SAFE instruments, net of offering costs	0	688,902
TOTAL LIABILITIES	**24,030**	**724,286**
Shareholders' Equity		
Common stock (10,000,000 of $0.0001 par shares authorized, 6,516,138 and 5,250,000 issued at December 31, 2021 and 2020)	652	525
Additional paid-in capital	1,128,489	74,475
Accumulated deficit	(720,033)	(172,574)
TOTAL SHAREHOLDERS' EQUITY	**409,108**	**(97,574)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 433,138**	**$ 626,712**

FUELGEMS, INC.
STATEMENT OF OPERATIONS
Calendar year ended December 31, 2021 and 2020
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Revenues, net	$ 0	$ 0
Operating Expenses:		
General and administrative	380,321	99,786
Advertising and marketing	164,509	24,400
Total Operating Expenses	544,380	124,186
Net operating income	(544,830)	(124,186)
Other Expense:		
Depreciation and amortization (expense)	(2,629)	(1,087)
Net Loss	$ (547,459)	$ (125,273)

FUELGEMS, INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar year ended December 31, 2021 and 2020
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-in Capital	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
	# Shares	$			
Balance as of January 1, 2020	**5,250,000**	**$ 525**	**$ 74,475**	**$ (47,301)**	**$ (27,699)**
Net Loss				(125,273)	(125,273)
Balance as of December 31, 2020	**5,250,000**	**$ 525**	**$ 74,475**	**$ (172,574)**	**$ (97,574)**
Common stock subscribed for future issuance			220,782		220,782
Conversion of SAFE instruments to common stock	1,266,138	127	833,232		833,359
Net Loss				(547,459)	(547,459)
Balance as of December 31, 2021	**6,516,138**	**$ 652**	**$ 1,128,489**	**$ (720,033)**	**$ 409,108**

FUELGEMS, INC.
STATEMENT OF CASH FLOWS
Calendar year ended December 31, 2021 and 2020
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2020
Cash Flows From Operating Activities		
Net Loss	$ (547,459)	$ (125,273)
Adjustments to reconcile net loss to net cash used in operating activities:		
Add back: depreciation and amortization expense	2,629	1,087
Changes in operating assets and liabilities:		
None		
Net Cash Used In Operating Activities	(544,830)	(124,186)
Cash Flows From Investing Activities		
Cash used on fixed assets	(53,546)	0
Cash used on intangible assets	0	(17,000)
Net Cash Used In Investing Activities	(53,546)	(17,000)
Cash Flows From Financing Activities		
Proceeds from share issuances and subscriptions	220,782	0
Proceeds from (repayment of) note payable, related party	(11,354)	35,384
Proceeds from SAFE issuance, net of offering costs	0	688,902
Proceeds from SAFE issuance, converted to common stock	144,457	
Net Cash Provided By Financing Activities	353,885	724,286
Net Change In Cash	(244,491)	583,100
Cash at Beginning of Period	607,126	24,026
Cash at End of Period	$ 362,635	$ 607,126

FUELGEMS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2021 and 2020
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

FUELGEMS, INC. ("the Company") is a corporation organized under the laws of the State of Delaware on March 14, 2019. The Company has invented an incredibly powerful new fuel additive that skyrockets the cleanness and performance of Gasoline, Diesel and Bio-fuel. A micro dose of 1 to 5 grams of this advanced material is needed to treat 260 gallons of fuel (1,000 liters). This proprietary and patented additive slashes greenhouse gas and dangerous emissions by up to 50%, increases lubrication and conserves precious fuel by up to 9%.

Since Inception, the Company has relied on funds from related party notes, SAFE obligations and common stock issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2021 and 2020, the Company had $362,635 and $607,126 cash on hand, respectively. The Company held no cash equivalents as of December 31, 2021.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. At this time, the Company has not yet earned revenue or extended credit to customers.

Property and Equipment and Intangible Assets
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2021 and 2020, the Company maintained a net book value of long-lived assets of $70,503 and $19,586, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The company has not yet recognized any income. When commercialized, the Company anticipates earning revenue by the sale and license of its proprietary technology.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation are expensed as incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

Common Shares
The Company's articles of incorporation the Company is authorized to issue 10,000,000 shares of 0.0001 par value Common Stock. Founders, management, and other strategic investors have also been issued shares.

NOTE 5 – SAFE INSTRUMENTS

SAFE Issuances
During the year ended December 31, 2020, the Company issued Notes payable in connection with its equity crowdfunding campaign ("Crowd Notes"). The Crowd Notes are similar to simple agreements for future equity ("SAFEs"), have no maturity date and bear no interest. The Crowd Notes provide a right to the holder to future equity in the Company in the form of Company Preferred Stock in certain equity financing or corporate transaction events. In the crowdfunding campaign, a large portion of the SAFEs were issued with 20 percent discount and $4.5mm valuation cap conversion features. The remainder of the SAFEs were issued with 20 percent discount and $8.5mm valuation cap conversion features.

Additionally, the Company issued SAFE instruments in conjunction with an exempt offering under Regulation D. These SAFEs were issued with a 20 percent discount and $8.5mm valuation cap conversion features.

The Company incurred costs in association with the crowdfunding offering. Those costs have been recorded against the amount raised.

The Company accounts for the SAFE instruments under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020. In 2021, new SAFE instruments issued and the existing SAFE instruments from 2020 converted to 1,266,138 common shares.

Shares Subscribed for Future Issuance
The Company is currently conducting a crowdfunding raise through StartEngine, in which it is selling up to 1,880,381 shares of common stock at $2.09 per share. As of December 31, 2021, the Company has received a total of $227,157 in cash for shares sold on the platform gross of platform costs. The shares have not been issued as of December 31, 2021. The Company intends to issue approximately 108,688 shares in exchange for the cash received.

Equity Incentive
Under the Operating Agreement, the Company can issue compensatory equity interests to employees, contractors, and advisors. Two hundred and seventy-five thousand (275,000) shares of common stock is reserved for equity incentives. These shares typically vest over 48 months. As of December 31, 2021, no shares have been issued under this Plan.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is not currently involved in or aware of threats of any litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company, from time to time, may engage in related party transactions including the $24,030 of related party, interest-free loans payable as of December 31, 2021. At this time, as these transactions would be between related parties, there is no guarantee that the terms, conditions, interest rates or prices are transacted at an arm's-length rate.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through July 26, 2022, the date the financial statements were available to be issued. As discussed above, the Company continues to offer securities under the Regulation CF campaign hosted by StartEngine.

Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

FuelGems is not live or open to the public at this moment.

FuelGems

A Revolutionary Fuel Additive Show More

Website TECHNOLOGY

Add to Watchlist


FuelGems
Revolutionary Fuel Additive
Recognized innovative cleantech technology by TechRepublic.

Invest Now
$2.34 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$248.04	$15M

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- One of the most powerful and clean fuel additives in history for the $3.5 trillion market; first manufacturing facility launched.
- 1600%+ prospective clients growth over the last year; $70+ million revenue potential from pilots.
- Founder has helped achieve 2 exits. His start-ups raised $100+ million and he completed an IPO at a $130 million valuation.
- Client pipeline includes multi-billion companies.
- Patent filed in over 40 countries; technology 800x more powerful than competing additives.



Since Our Last Raise

- Small and medium businesses convert at up to 76% in intent for initial runs of the additive.
- New manufacturing and mixing facility for the U.S. and European market. Patent filed in over 40 countries.
- Currently in due diligence and discussions with Governments.

SUCCESSFULLY RAISED


FuelGems
Raised almost $2 million

FuelGems is backed by Sputnik ATX, a venture capital fund, headed by an Ivy League PhD physicist, Dr. Oksana Malysheva and Joe Merrill.

We completed a successful Regulation CF crowdfunding campaign in 2020. Our 1200+ investors comprise experienced angel investors with professional experience from billion dollar VC funds and multinational corporations, including:

Investor Testimonials





FuelGems solution is needed today. The truth is electric cars are likely to be dirty for the next 80 years. This is because electric cars are only as clean as their electricity source – and currently 80% of electricity in USA comes from dirty sources such as coal, methane (natural gas) and nuclear (Source).

Assuming the $3.5 trillion fuel market shrinks 70% by 2050, it still leaves an enormous $1 trillion market with massive amounts of Gasoline, Diesel and even Bio-Fuel (cargo trains and ships, planes, trucks, and generators) to be treated – all of which FuelGems can do better than any existing additive (Source).

SINCE OUR LAST RAISE

Traction, Field Trials, and Pilots with Multi-Billion Dollar Corporations


DIESEL

**FuelGems additive packaging might differ with packaging portrayed, FuelGems fuel additive is currently in production and in pilot phase with prospective customers.*

FuelGems demonstrated 9% fuel savings and reduction in soot emissions in a recent 7,500-mile field trial powering a Mercedes C-Class with Shell's "FuelSave" EN590 Diesel. Engine cell testing showed reduction in dangerous pollutants of up to 49.5%. (Source)

2022 business convert at up to 76% in intent for initial runs of the additive. FuelGems is focused on small and medium-sized businesses in the U.S. and Europe. We are also focused on licensing and joint ventures with mega corporations and Governments.

- **High up to 76% initial conversion rates**
- **In discussions and due diligence with Governments**

2021 company growth is 1,625%. Notable companies engaging pilots include:

- **Gas Station operators**
- **Multi-billion ride-hailing companies**

2020 company growth is 71%. FuelGems generates pilots and pre-pilots with some of the biggest companies in the world. MOUs are put in place. Notable companies engaging pilots include:

- **Large multi-billion in revenue corporations including Marubeni, BP, Suncor Energy, and PKN ORLEN.**

2019 Fuel Gems received funding from Austin, Texas-based venture capital company Sputnik ATX.



**Rendering of the use of FuelGems' fuel additive. Images are computer-generated demo versions. FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*

FuelGems believes that its cutting-edge advancements in nanotechnology rewrite what additives are capable of. FuelGems believes it is one of the most historic and disruptive discoveries of the fuel additives industry in over 120 years.

OUR STORY

A Historic Discovery That Reinvent Fuel To Make Our Planet Cleaner

FuelGems manufactures a groundbreaking and proprietary fuel additive which is environmentally friendly, extremely powerful, highly versatile, and incredibly affordable.

A mere micro-dose of 1-5 grams of our environmentally friendly material can treat 265 gallons of fuel. Major competing fuel additives require 800x - 20,000x more material to treat the same amount.

1 Gram Of FuelGems Active Material Is

800x-20,000x

More Powerful

In the U.S. ethanol is added to fuel at concentration of 100 liters per 1 ton of fuel. FuelGems is added at concentration of 1 to 5 grams of active material per ton of fuel. This is 20,000 times less active material.

The additive reduces fuel consumption by up to 9%, increases lubrication of the engine and its components and reduces greenhouse gasses and dangerous emissions by up to 49.5%! The additive can easily be added to gasoline, diesel, or biofuel by gas station operators, refineries, and anyone who operates any mode of transport.

UP TO **9%** fuel savings	UP TO **49.5%** emissions reduction	**$3.5T** fuel market

Some of the biggest corporations in the world such as BP, Marubeni, PKN ORLEN, and Suncor Energy are in pilot and pre-pilot stages with FuelGems.

Diesel and gasoline will power almost 60% of all vehicles by 2050, which urgently increases the need for a cleaner, safer and more effective solution now.

About FuelGems



**Video includes images of the use of FuelGems' fuel additive, including images that are computer generated demo versions. FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*



**FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*



**FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*

THE PROBLEM

Fuel is Hazardous and Inefficient (Source)

- **Deadly Emissions**
  Contaminated air and toxic emissions from dirty fuels cause over 5 million people to die annually
- **Fuel Became More Corrosive**
  Due to decreases in quality oil supply and additives, fuel has become more corrosive to engines
- **Refineries Need to Differentiate Fuel**
  Fuel is currently a commodity that provides no extra value or competitive advantage
- **Fuel is Expensive**
  Fuel is a huge expense that companies and individual drivers wants to minimize
- **Fuel Additives are Chemical Heavy**
  Need to add to fuel in large amounts

Source

THE SOLUTION

An Unrivaled Fuel Additive

- **FuelGems decreases emissions**
  Decreases unburnt hydrocarbons by 49.5%
  Decreases carbon monoxide by up to 15%
  Decreases CO_2 by up to 9%
  Decreases particulate pollution and soot
- **FuelGems increases lubrication**
  Increases engine life
  Increases fuel pump life
- **Saves fuel**
  Up to 9% fuel economy with user ROI up to 1000%
- **Highly affordable at 2 cents extra per gallon for refinery application**
  Refineries can now differentiate and create premium fuel classes
- **FuelGems is Highly Versatile**
  Can treat gasoline, diesel, biofuel and can treat many areas replacing several fuel additives
- **Tiny amount needed**
  1-5 grams per 260 gallons (a whopping 800x less than competing additives)

HOW WE ARE DIFFERENT

A 100-year Major Breakthrough in the Fuel Industry

FuelGems additive is extremely user-friendly and requires little to no technical knowledge to use. Nanoparticles are dissolved in gasoline or another solvent, then this solution is added to fuel.



A Tiny Amount

1-5 grams of nanoparticle "FuelGems" is needed per 1 ton of fuel

Easy for gas stations: just add to large fuel storage tank

Easy for gas refineries: just add during the refining process

Easy for gas drivers: just add to fuel tank while filling up

**FuelGems additive packaging might differ from the packaging portrayed, FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*

FuelGems handles multiple areas at once, eliminating the need for multiple fuel additives and making the entire process much more simple and cost-effective.

OUR TRACTION

Exceptional Growth and Far-Reaching Impact

Our $70 million pipeline worth of pilots leaves us poised for adoption, expansion and a far-reaching impact across the enormous worldwide fuel market. **FuelGems saw small and medium-sized businesses convert at up to 76% in intent for initial runs of the additive.**


FuelGem's Product Is Showing Exceptional Growth
1625% Growth
207
71% Growth
12
7
Total Prospective Clients

FuelGems' prospective customers are some of the largest corporations in the world, **with revenue of $283 billion (BP, 2019), $29 billion (Suncor, 2019), $67 billion (Marubeni, 2019), $27 billion (OMV, 2019) $111 billion (PKN ORLEN, 2019)**, proving a high level of demand and confidence from the market.

WHAT WE DO

Our New Manufacturing Capability Powered by a Passionate, World-Class Team and Groundbreaking Technology

We are a nanotechnology company on a mission to transform the fuel industry by turning cutting-edge technology and groundbreaking advancements.



**FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*

STRATEGY

Our Immediate Goal is to Get Our Additive Utilized in the Largest Segments

The management estimates that 20 customers, which could be 10 refineries and 10 gas station operators (5000 gas stations) have the potential to generate $420 million in annual revenue for FuelGems while expenses for this amount of revenue are projected to be $249 million which yields 40% EBITDA margin. The companies we are in a pilot and pre-pilot stage with are two gas stations operators and Oil&Gas companies that operate over 15 refineries. We are excited about FuelGems future.


$420 Million

We are confident of success because we estimate:

- A single refinery account for $27 million in annual revenue.
- A gas station operator with 500 stations accounts for $12 million in annual revenue.
- There are 220,000 gas stations and 220 refineries in the U.S. and Europe.

How FuelGems Makes Money

The cost of fuel additive is insignificant
2 cents treats 1 gallon of gasoline

Estimated $12M Revenue for FuelGems

small gas station operator with 500 filling stations

Estimated $27M Revenue for FuelGems

one refinery

220,000 gas stations and 220 refineries in USA and Europe

MARKET

FuelGems Has Intense Demand in the $3.5 Trillion Fuel Market (Source)

The worldwide fuel market is valued at $3.5 trillion, while nanoparticles will be used in products that represent $2 trillion in the global economy.

Fuel Market is $3.5 Trillion

- Nanoparticles will be used in products that represent over **$2T** in the global economy



$
$

FuelGems Pilot & Pre-Pilot Potential Clients Are In The USA, Europe & Asia



$700B
Petroleum Market
$530B
Petroleum Market
$620B
Petroleum Market

cars

trucks

trains

ships

planes

generators

refineries

electricity production

gas stations

The nanoparticle market is blossoming as venture capital investors are pushing innovation by doubling investment in 2 years. The nanoparticle market is projected to grow to a staggering $290.3 billion by year 2028.


The increase in total funding for nanotechnology companies from 2018-2021 was **97%.**
$11.5B
2021
$5.9B
2018

Source


Nanotechnology market forecast to grow at 18.3 CAGR to $290.3bn in 2028.
$290.3 BN
2028
$75BN
2021

Source

THE VISION

Growth Trajectory to Anticipated IPO

Our game-changing breakthroughs in proprietary nanoparticle production provide massive economic and environmental potential.

2015 Technology is invented and tested

2019 Working product fully developed and backed by a VC fund

2020 FuelGems raised **~$1M:** multi-billion perspective customers, first production facility launched

2025 (Anticipated) FuelGems strives to become the **most successful fuel additive worldwide**

2026 (Anticipated) By 2026 the company hopes it will be in a position to conduct IPO

OUR TEAM

Award-winning Business and Scientific Leaders

Kirill Gichunts is an investor and entrepreneur, currently a Forbes Business Council, who has mentored and been a part of more than 15 companies. He advised Microsoft, has helped achieve two startup exits and successfully completed an award-winning IPO.



—2021—
OFFICIAL MEMBER
Forbes
Business
Council

Kirill Gichunts

CEO, Director, & Co-Founder.

Managing Partner at EastOne's VC accelerator. 8 places of experience. Invested and mentored over 15 companies. Selected investments:

- Kabanchik acquired by **Prom.ua**
- Preply, growth stage, **raised $50.6M**
- PromoRepublic, growth stage, **raised $6.4M**
- Poptop, Series A stage, **raised $1M**
- Founding team member of Silicon Valley start-up InFreeDA **acquired by AT&T**
- Advised Microsoft on launching technology accelerator **Cloud Business City**

Our world-class scientific team is made up of 6 renowned and distinguished PhD level scientists and engineers with backgrounds in chemistry, physics, automotive engineering and electrical engineering. Our founding scientists leverage deep knowledge, technical expertise and mastery in their fields accumulated over 100 years in the toughest scientific disciplines. They have dedicated their incredible skills and talents for a total of combined 15 years of R&D in order to develop this marvelous new technology.



Jacek Jasinski, Ph.D.

Nanotechnology Scientist



Yaroslav Bereznitskiy, Ph.D. Candidate

Chemical Engineer



Tim Rose, Ph.D.

Automotive Engineering Scientist



Roman Tarasov, Ph.D. Candidate

Chemical Engineer



Irina Nazarova, Ph.D.

Scientist



Dmitry Vinnichenko, Ph.D.

Scientist

FuelGems advisors are executive-level professionals from multi-billion companies such as Shell and Go-Jek.

WHY INVEST

Investing in FuelGems Provides an Incredible Opportunity to Help Disrupt the Fuel Market, Save Lives, Secure a Cleaner and Safer Future for Everyone and Gain Excellent Potential to Make Money

With the inevitable growth of populations comes an increased need for energy. But hazardous energy only serves to further ruin our environment, our planet, and countless lives. We need solutions to reduce dangerous and deadly pollution today – or else we may not be able to turn back in 50 years.



**FuelGems additive packaging might differ from the packaging portrayed, FuelGems fuel additive is currently in production and in the pilot phase with prospective customers.*

FuelGems' unparalleled competitive advantage, we believe, will lead to a potential scenario of record-breaking expansion, a cleaner planet, and a brighter future for every living being.

Most powerful fuel additive in history which makes gasoline cars almost as clean as electric cars

Six PhD level scientists and co-founder/CEO helped achieve 2 startup exits

1200

Backed by a VC fund & **over 1200 investors** from a successful Regulation CF crowdfunding campaign

Patent filed and patent pending: in cooperation with one of the top IP law firms

$ $ $

Multi-billion prospective clients and enormous fuel market **at $3.5T**

Product characteristics allow to potentially **dominate market very quickly**

FuelGems 17b Disclosure

ABOUT

HEADQUARTERS	VALUATION
301 Congress Ave #2200 Austin, TX 78701	**$15M**

Revolutionary, powerful, proprietary fuel additive for the $3.5 trillion fuel market, with 1600%+ prospective client growth. Saves fuel by up to 9%, increases lubrication, and decreases dangerous emissions by up to 49.5%. Technology is up to and over 800x more effective than competing fuel additives.

TEAM



Kirill Gichunts
CEO, Director, and Co-Founder

Business and Economics at UC Berkeley

Advised Microsoft, Managing Partner at EastOne's VC division (over 15 VC investments), Semi-finalist at Cleantech Open, KBC Securities, Raiffeisen/Lazard, Deloitte, Hilspen Capital Management, Global Asset Capital

Forbes Business Council, Author of 3 scientific publications, completed IPO which received an award and helped achieve 2 exits.

Led breakthrough research in novel nanotechnology and chemistry which resulted in scientific discoveries



Yaroslav Bereznitskiy, Ph.D. candidate
Chemical and Nanotechnology Scientist and Engineer

M.S. Chemistry and Ph.D. Candidate in Advanced Chemical Fuel Technologies; author of 10 scientific publications

Developed advanced nanotechnology using novel chemical engineering



Jacek Jasinski, Ph.D.
Nanotechnology Scientist

M.S. in Solid State Physics and Ph.D. in Physics of Semiconductors

Research Scientist at Lawrence Berkeley National Laboratory, Chief Scientist at Institute for Advanced Materials and Renewable Energy, Conn Center for Renewable Energy

Author of over 240 scientific publications, won 3+ awards for scientific research and academic excellence

Editor of Chem Engineering, reviewer for Applied Physics Letters, Microscopy and Microanalysis, Catalysis Today, Small Methods, and as a proposal reviewer for the Center for Functional Nanomaterials at Brookhaven National Laboratory.

Jacek is engaged with FuelGems on a part-time basis for approximately 5-20 hours per week with respect to nanotechnology science. He facilitates science in spectroscopy nanotechnology analysis, nanoparticle, and nanotechnology science. He is also involved full-time as a senior team scientist at Conn Center for Renewable Energy.



Tim Rose, Ph.D.
Automotive Scientist

BEng Materials Engineering, Honors, Ph.D. in Engineering (Surface Science).

Engineering Scientist at British Gas, Research Scientist in Novel Fuels for Transport.

Taking materials science and surface chemistry into the production of renewable, bio, and enhanced liquid fuels.

Timothy is engaged with FuelGems as a part-time consultant in areas of fuels and additives as well as advising in general areas of fuel and internal combustion engines approximately 5-20 hours per week. He is also involved full-time as a Senior Research Fellow in Materials Engineering at Cranfield University focusing on Novel Fuels for Transport.

Roman Tarasov, Ph.D. candidate
Chemical Engineer

M.S. Environmental Science and Chemistry, Ph.D. Computer Science

Author of 25+ scientific publications

First place winner in ecological hackathon and winner of scientific competition in two scientific fields: "environmental biotechnology" and "computer science"

Engaged in chemical engineering since 2013

Irina Nazarova, Ph.D.
Scientist

M.S. in Computer Engineering with honors, Ph.D. in Physics (Semiconductors)

Author of 35 scientific publications

Won multiple awards for scientific research and academic excellence

Dmitry Vinnichenko, Ph.D.
Scientist

M.S. in Electrical Engineering, Computer Science and Physics with honors, Ph.D. in Electrical Engineering and Computer Science

Author of 69 scientific publications

Won over 11 awards for scientific research and academic excellence in areas of Computer Science and Electrical Engineering.

TERMS

FuelGems

Overview

PRICE PER SHARE
$2.34

VALUATION
$15M

DEADLINE
Jan 31, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$248.04

OFFERING TYPE
Equity

MAX INVESTMENT
$3,604,524.30

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,273

MAX NUMBER OF SHARES OFFERED
1,540,395

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Risks

Company	:	**FuelGems, Inc.**
Corporate Address	:	**301 Congress Ave #2200, Austin, TX 78701**
Offering Minimum	:	**$9,998.82**
Offering Maximum	:	**$3,604,524.30**
Minimum Investment Amount (per investor)	:	**$248.04**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**4,273**
Maximum Number of Shares Offered	:	**1,540,395**
Price per Share	:	**$2.34**
Pre-Money Valuation	:	**$15,000,761.88**

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based

Friends and Family - First 72 hours | 20% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Amount-Based

$500+

5% discount on additive once available on B2C market)

$1,000+

10% bonus shares + 10% discount on additive once available on B2C market)

$5,000+

15% bonus shares + 15% discount on additive once available on B2C market)

$10,000+

20% discount on additive once available on B2C market + 20% bonus shares)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Investors will receive the highest single bonus they are eligible for among all bonuses based on the amount invested or time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.*

The 10% StartEngine Owners' Bonus

FuelGems, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.34 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $234. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

During the live offering, investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

PRESS

International Business Times

FuelGems' Fuel Additive Can Cut Harmful Emissions by up to 50%, Says Exec

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Forbes

Could FuelGems NanoTechnology Lead The Fashion Supply Cycle Towards A Less Polluting Future?

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Entrepreneur

This Entrepreneur's Nanoparticle-Based Fuel Additive Could Help Make Gasoline Cars as Environmentally Friendly as Electric Ones

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TechRepublic

4 innovative technologies helping reduce greenhouse gas emissions

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Interesting Engineering

This Nanoparticle-Based Fuel Additive Can Reduce Cars' Environmental Impact

View Article

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

Hello, My name is Kirill Gichunts and I am the CEO and co-founder of FuelGems. We are a team of Ph.D. scientists and business experts, that developed and are bringing to a massive 3.5 trillion market a fuel additive that is one of the most powerful fuel additives in motor fuel history.

Only 1 gram of our active material is used to treat a 265 gallons of either gasoline, diesel, or bio-fuel, making our fuel additive more powerful than our competitors have by hundreds, even thousands, of times. We're able to achieve this because we utilize an advanced nanoparticle that we producted in-house using plasma reactors that we developed. This technology is unique to FuelGems.

We extensively tested the FuelGem's fuel additive in controlled field trials, but more importantly in dat to day driving, and we acheived 8% to 20% and beyond in fuel saivings. We're now manufacturing the fuel additive. What this means is that we reduce CO_2 pollution by up to 20% and we reduce carbon monoxide particulate pollution and other dangerous pollutants by up to 49.5%. We also keep fuel fresher and increase lubricity for better engine life and better fuel pump life.

With global geopolitical events, the fuel prices have greatly increased. During the 1970s energy crisis, economies went into turmoil. Right now the high energy prices are starting to rattle economies. FuelGems is a solution to take the pressure off. Right now is a perfect time for FuelGems to shine.

We have completed two successful campaigns and have over 2000 investors backing us with some of the proceeds of our second campaign used to file for patents in over 20 countries. This represents the majority of fuel used worldwide.

Now, we are expanding globally to address the massive demand from some of the biggest Oil And Gas companies as well as Governments. The unique design of our nanoparticle and fuel additive would allow refineries to add the additive during the refining process for a very low cost.

Our IP strategy would allow us to license the technology or form Joint Ventures for accelerated growth.

With 700 refineries supplying $3.5 trillion worth of fuel annually, winning a small number of these refineries would make for a very valuable company.

High oil prices, recessions, and turbulent economies are perfect conditions for FuelGems to grow and to thrive. We are well positioned for global growth and with your help we will work to become a global clean energy player. Support us and let's build this momentum together!

Joe Merrill at Sputnik ATX Video

Hi this is Joe Merrill at Sputnik ATX in Austin, Texas. We are a major investor in FuelGems. We love the company, we love the founders, it's a stack of PHD's. They are tremendous business people as well. And what they have created is a nano additive. That we can put into our fuel that will lower greenhouse gas emissions from our car by 6-9%. And when you look at what else fuelgems does it reduces unburnt hydrocarbons. That's the stuff that is very polluting in our fuel. It reduces that by 50%. This is an incredible technology. This is an incredible team. This is why the investors from some of the top top VC funds in the world are putting their money into FuelGems, that is why we are putting our money behind FuelGems. We love the team, we love the product. Fossil fuel unfortunately aren't going away. But as long as they stay I feel better knowing that FuelGems will be going into the tank.

Oksana Malysheva at Sputnik ATX

Greetings from Austin Texas. Let me ask you a question. How often do you get to contribute to this world being safer, more environmentally safe. For us at Sputnik ATX that opportunity came when a company called FuelGems walked through our door. Hi I am Oksana Malysheva, I am a Managing Director at Sputnik ATX. We are a venture Capital firm out of Austin that invest in early stage promising technologies and companies. FuelGems happens to be just that. Imagine a world where you add a tiny additive, very sophisticated, but fairly easy to produce, particle that you add 1 gram to 250 gallons of gas, just a tiny tiny addition, and with that you reduce unburnt hydrocarbons by 50%, you reduce carbon monoxide by 15% and it gets even better, while producing these terrific environmental benefits you also get to save 9% on your gas because your engine runs more efficiently. While the technology is quite sophisticated, and I totally got a kick out of evaluating it, because in my former life I use to be a PhD physicist and actually my lab mate worked in a similar arena so I get to understand a little more than your average venture capitalist about the nitty gritty about this technology, what it does is very simple, and its easy to implement, and its environmentally safe and its already being tested by many reputable companies, it was proven safe to put into cars and is already making the current fleet of cars more efficient. FuelGems is raising funds, Sputnik had invested and supported them along the way and I hope your join them in this journey and together with this one simple addition we will make our world a better place, join up.

B2B Script

As an owner of a car and truck rental company, I know what optimization means for the business. Every dollar saved today will create valuable resources for you tomorrow. So when I was approached to become a beta-tester for the new fuel additive, which can reduce fuel consumption, and increase life and efficiency for an engine - I thought, "Deal! Sign me up!"

FuelGems is a fuel additive with one key ingredient - unique carbon nanoparticles. It is safe for use, and its already receiving positive feedback from research institute testing and real life trials, but I wanted to try it out for myself and use it in my business. After reviewing real-life trials data, I was surprised to learn it really works, and I noticed an immediate and positive impact after only a few weeks. Fuel costs were reduced by 8-9 percent, which when applied to a large logistics operation which spends millions on fuel every year that ends up being quite a large number.

Our trucks drive over a hundred of miles every day. So the engine health and timely maintenance on our trucks is something we always keep in mind. And when I learned that the fuel additive actually increases lubrication - I was stunned. It will improve the life of the engine and your fuel pump. The fact that it reduces dangerous emissions and greenhouse gasses is the icing on the cake for our corporate responsibility and for people and the planet. Besides, its easy to use! Adding just a tiny amount to your fuel is all it takes, gets the job done.

I think this technology will really shake up the market. Imagine how much businesses that spend tens of millions on fuel every gain could gain from reduced fuel consumption or longer engine life?

It's impressive, and I definitely want to be a part of this process.

B2C Script

I think nowadays many people pay careful attention to their impact on Nature. Pollution is not a myth, and we all, unfortunately, contribute to it. Electric car market is growing; however, Gasoline and Diesel are not going to disappear overnight. Luckily I found out about FuelGems and realized - there is hope - this single product can decrease CO2 emissions from diesel and gasoline worldwide.

Basically, it is a fuel additive that lowers various dangerous emissions and fuel consumption and, consequently reduces carbon footprint. Its great I can make my car make less harm to the environment. Moreover, this saves me money! Reducing gasoline consumption by 8% to 9% - it might be a small number, but imagine how much it will save in a year? This makes FuelGems additive that much better!

As a potential early adopter and user, I will have a chance to evaluate all the advantages on my own. This powerful fuel additive makes gasoline and diesel cleaner, more efficient, and even more importantly, it increases lubricity for longer engine fuel pump life. I am thrilled that I can increase the life of my vehicle.

There are already so many people who supported FuelGems, and I would definitely be happy to be their first customer when it gets to the market.

It's revolutionizing the fuel tech industry and could help preserve the environment and the health over the next several decades.

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